EXHIBIT 99.1

QUARTZ COMPLETES PHASE 4 DRILLING WITH ASSAYS PENDING

AT MAESTRO GOLD-SILVER PROJECT, BRITISH COLUMBIA

May 26, 2026 – Vancouver, British Columbia - Quartz Mountain Resources Ltd. (TSXV: QZM, OTCQX: QZMRF) ("Quartz" or the "Company") is pleased to announce that it has completed its Phase 4 core drilling program totalling 4,366 meters in 8 drill holes at its 100% owned Maestro epithermal gold-silver mineral property. Maestro is located in central British Columbia (“BC”), 45 kilometers (“km”) south of Smithers and 15 km north of Houston with year round road access and nearby infrastructure, including rail, hydroelectric power and natural gas. All Phase 4 core samples have been delivered to the ALS Canada Ltd. laboratory for analyses of metals content. Assay results will be reported as they become available. Quartz has a treasury of $2.9 million on hand and has been awarded a BC government drill permit for 37 additional drill sites. The Company plans to mobilize a Phase 5 drill program later this year to capitalize on the results and geological knowledge gained from Phase 1 through Phase 4 drilling.

Phase 4 drilling was safely completed by Apex Diamond Drilling Ltd. based in Smithers between February and April with no lost time or environmental incidents to report. Geologists from HEG and Associates Exploration Services Inc. skillfully managed the geological assessment and processing of core samples from the drill sites and the Houston-based Corelak owned core storage, logging and data management facility. Staggered Peaks Consulting from Houston provided heavy equipment operations for construction of drill sites, road upgrades, drill moves and the comprehensive reclamation of all drill sites.

Quartz is targeting gold and silver rich mineral systems that occur outboard of two large known molybdenum deposits, all hosted within the extensive Maestro property. The Company's phased drill programs are currently focused on delineation drilling of its Prodigy Au-Ag-Mo-Cu discovery. The Phase 4 drilling program was completed between February and April 2026 and comprised eight holes (26-14 through 26-21) totalling 4,366 meters. Five scout-type holes were drilled up to 500 meters east of the Prodigy discovery and three holes were drilled up to 300 meters west (see Figure 1). Quartz's sequential drill programs (Phases 1 through 4) at Prodigy now total 12,951 meters across 21 holes (23-01 through 26-21) (see Table 1). This drilling has intersected three distinct types of mineralization which are closely integrated: Epithermal Au-Ag-Mo-Cu, Porphyry Au and Porphyry Cu-Mo or Mo-Cu.

Bob Dickinson, Chairman of Quartz commented, “Prodigy is an exciting precious metal discovery. Our sequential phases of drilling have produced impressive results while significantly enhancing our geological understanding of the mineralized systems. We have intersected three classic yet integrated mineral deposit types: extensive epithermal gold and silver mineralization, a new porphyry gold discovery, and porphyry copper-molybdenum mineralization. Further enhancing the project’s potential, our age dating of Prodigy gold-silver mineralization compares favorably to the age of the mineralizing event associated with BC’s new Blackwater Gold Mine located near Vanderhoof to the south. We are keen to advance our Phase 5 drilling later this year to capitalize on our expanding data base after Phase 4 results are received and compiled”, he concluded.

See Quartz Website at: www.quartzmountainresources.com for Phases 1, 2 and 3 Assay Results

About Quartz Mountain

Headquartered in Vancouver, Canada, Quartz Mountain Resources Ltd. (TSXV:QZM, OTCQX: QZMRF) is a well-funded public company whose successful mine-finding management team is focused on discovering and transacting important-scale gold, silver and copper projects in BC. The Company owns 100% of the Maestro gold-silver project and 100% of the Jake porphyry copper-gold-silver project. Both projects are permitted by the BC government for drilling activities with access to infrastructure and high potential for the development of substantial resources for significant future transactions.

Quartz is associated with Hunter Dickinson Inc. (HDI), a company with over 35 years of successfully discovering, developing and transacting mineral projects in Canada and internationally. Former HDI projects in British Columbia included Mount Milligan, Kemess South and Gibraltar all of which are porphyry copper±gold deposits that are currently producing or formerly producing mines. Recently, Amarc Resources, an HDI associated company, with funding from Freeport McMoran Inc., announced the exciting discovery of the Tier One AuRORA gold-copper porphyry deposit also in British Columbia. Other well known projects with HDI involvement include Sisson, Duke and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important-scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best-practice approaches in the engagement and involvement of local communities and meeting rigorous environmental standards.

About The Maestro Project

The Maestro Project, located in central BC, lies adjacent to Highway 16, approximately 15 km north of Houston and 45 km south of Smithers, providing year-round road access to the Project and nearby infrastructure including, rail, hydroelectricity, and natural gas. This logistical advantage, near resource supporting centres, positions the Maestro Project favourably for potential development. Covering 2,516 hectares, it has a rich exploration history dating back to 1914, primarily focusing on the Lone Pine Mo-Cu porphyry deposit and not the precious metals potential of the surrounding area.

Since acquiring the property, Quartz has conducted property-wide comprehensive geochemical and geophysical surveys, including soil and silt sampling, induced polarization geophysics, airborne magnetic surveys, hyperspectral analyses, and detailed relogging of drill core from key historical holes located across the Prodigy area. Quartz’s first ever drill test on its Maestro Property, a Phase 1, two-hole drill program at the Prodigy Zone, discovered exciting high-grade Au-Ag lodes and Ag-Au veins which are both hosted within an extensive epithermal Au-Ag system. The Au lodes and Ag veins along with the more disseminated precious metals intersected by the drill holes are all hosted within a large and earlier deposited, Mo-Cu porphyry system. Quartz’s second core hole, PR23-02, intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag as well as a separate interval of 36 m grading 5.73 g/t Au and 87 g/t Ag. These results indicate high potential for both bulk tonnage and underground high-grade gold and silver mineralization. Phase 2 and Phase 3 delineation-type drilling of the Prodigy discovery at Maestro was completed in August 2025, followed by the completion of Phase 4 drilling on site in April 2026. This staged drilling is outlining a potentially unique gold-rich porphyry system that is closely integrated with Epithermal Au-Ag and Porphyry Cu-Mo mineral systems. Drilling at Maestro is planned to be consistently advanced with multiple drill program stages going forward. Mineralization remains open promising significant further potential, and multiple other deposit targets exist to be considered.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC. It is accessible by helicopter and close to the Minaret airstrip and historical logging roads providing connections to mining support towns of Smithers, Fort St. James and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide. The combination of extensive historical and recent exploration work has outlined a very expansive altered area at Jake hosting epithermal and porphyry-style sulphide disseminations and veinlets containing Cu-Au-Ag-Zn-Mo and Re. A series of modern surface exploration programs were first completed by Quartz to build on very compelling historical data on the Property developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp. Taken together, this comprehensive technical database defined a significant-scale porphyry Cu-Au deposit target which Quartz tested with 3,418 meters of drilling in seven holes during 2024. This drill program successfully discovered a new porphyry Cu-Au-Ag system, wide open to expansion. Upon discovery, Quartz acquired a 100% interest in mineral tenures over an entire new BC porphyry Cu-Au district surrounding the Jake Property. The next milestone towards a transaction will be delineation drilling of the new Jake discovery, currently being planned to commence after substantially advancing the Maestro Project.

Qualified Person

Farshad Shirmohammad, M.Sc., P.Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, who is not independent of Quartz Mountain Resources Ltd., has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further information, please contact:

Bob Dickinson

Email: robertdickinson@hdimining.com Ph: +1 604-684-6365

or:

Roger Blair

Email: rblair@acuityadvisorycorp.com Ph: +1 604-351-0025

or

Jeff Wilson

E Mail: jwilson@acuityadvisorycorp.com Ph: +1 604-837-5440

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission.

Table 1

Prodigy Drill Hole Information

Phase	Hole-ID	Length (m)	Easting	Northing	Elevation (m)	Azimuth (º)	Dip (º)
1	23-01	633.0	646200	6044300	844	180	-73
	23-02	812.5	646390	6044175	842	280	-70
2	25-03	759.0	646420	6044170	846	280	-70
	25-04	753.0	646425	6044200	847	280	-65
	25-05	821.5	646425	6044230	849	280	-65
	25-06	921.0	646390	6044175	842	280	-70
3	25-07	519.0	646285	6044123	828	45	-65
	25-08	657.0	646169	6044235	830	45	-70
	25-09	528.0	646169	6044235	830	80	-65
	25-10	390.6	646150	6044268	833	45	-50
	25-11	381.0	646150	6044268	833	20	-50
	25-12	672.2	646150	6044268	833	0	-90
	25-13	737.5	646150	6044268	833	120	-75
4	26-14	448.8	646470	6044160	848	280	-70
	26-15	414.0	646521	6044229	859	90	-70
	26-16	456.0	646722	6044255	886	328	-60
	26-17	490.0	646722	6044255	886	328	-60
	26-18	636	646470	6044160	848	100	-50
	26-19	659.0	646150	6044268	833	270	-70
	26-20	681.3	646159	6044214	826	270	-70
	26-21	581.0	646279	6044357	857	270	-50